April 17, 2018

VIA EDGAR

Mr. James E. O’Connor

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2018
File No. 814-01211

Dear Mr. O’Connor:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on April 13, 2018, relating to GECC’s Preliminary Proxy Statement on Schedule 14A filed on April 4, 2018.

Simultaneously herewith, GECC has filed an Amended Definitive Proxy Statement (the “Definitive Proxy”). Unless otherwise noted, references to page numbers in GECC’s responses below refer to page numbers in the Definitive Proxy.

1.    Please confirm to the Staff that there were no legal proceedings in the past 10 years against any of the directors, nominees or officers and that none are pending. See Item 401(f)(7) and (8) of Regulation S-K, which is applied through Item 22(b)(11) of Schedule 14A.

RESPONSE: GECC confirms that there were no legal proceedings in the past 10 years against any of its directors, nominees or officers, and no such legal proceedings are pending, that are required to be disclosed under Item 22(b)(11) of Schedule 14A pursuant to Item 401(f)(7) and (8) of Regulation S-K.

2.    Please provide all of the information required by—and in the format of—the table illustrated in Item 22(b)(1) including the information required by columns 5 and 6 for directors who are not officers (Instruction 6 and 7). The list of other directorships required by column 6 should include all other directorships held by the nominees during the past five years. We suggest it would be simpler to demonstrate compliance with this item by adding “during the past five years” to the heading. See Item 22(b)(4)(ii). For each individual listed in column (1) of the table required by Item 22(b)(1), except for any director or nominee for election as director who is not or would not be an “interested person” of the Fund within the meaning of Section 2(a)(19)

U.S. Securities and Exchange Commission

Division of Investment Management

April 17, 2018

of the Investment Company Act of 1940, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Fund. See Item 22(b)(2).

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 12–14 and 24 of the Definitive Proxy.

3.    For all directors or nominees who are “interested persons” of the Fund, within the meaning of section 2(a)(19) of the Investment Company Act of 1940, describe any positions, including as an officer, employee, director or general partner, held with affiliated persons or principal underwriters of the Fund or indicate in your correspondence that there are none. See Item 22(b)(2) of Schedule 14A.

RESPONSE: GECC confirms that, except as disclosed on pages 12, 14 and 27 of the Definitive Proxy, no directors or nominees who are “interested persons” of GECC, within the meaning of section 2(a)(19) of the Investment Company Act of 1940, as amended, hold any positions, including as an officer, employee, director or general partner, with affiliated persons or principal underwriters of GECC.

4.    Please indicate by correspondence whether all of the information required by Item 22(b)(4)(i) of Schedule 14A has been provided for all of the independent directors and their immediate family members.

RESPONSE: GECC confirms all of the information required by Item 22(b)(4)(i) of Schedule 14A has been provided for all independent directors and their immediate family members.

5.    Please provide all of the information required by Item 22(b)(6) of Schedule 14A with respect to the independent directors and their immediate family members or indicate in your correspondence that this item does not apply.

RESPONSE: GECC confirms that Item 22(b)(6) does not apply.

6.    Please provide the information required by Items 22(b)(7) through (10) of Schedule 14A for directors and nominees and their immediate family members who are not interested persons or indicate to us in your correspondence that these items do not apply.

RESPONSE: GECC confirms that Items 22(b)(7) through (10) of Schedule 14A do not apply.

7.    Please describe the risks of leverage, including the additional risks that will result from the reduced coverage requirement and doubling leverage. For example, if the Fund has a credit facility, please indicate whether the credit facility terms will need to be renegotiated and/or whether the interest rate on borrowings may increase.

U.S. Securities and Exchange Commission

Division of Investment Management

April 17, 2018

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 19 and 20 of the Definitive Proxy.

8.    Please present the leverage table shown on page 30 of the Fund’s current Form 10-K. Please also present a second leverage table using the same assumptions as the first, except that the amount of “senior securities outstanding” should be the amount permitted under the 150 percent coverage requirement.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 16 and 17 of the Definitive Proxy.

9.    Please present the annual return that the Fund’s portfolio must experience to cover the annual interest on senior securities at 150 percent asset coverage.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 17 of the Definitive Proxy.

10.    Please present a current fee table and example that are compliant with Item 3 of Form N-2 and that use the same assumptions as the leverage table on page 30 of the current Form 10-K. However, the table should have two columns and the example two rows. The first column/row should show the effect of “Interest Payments on Borrowed Funds” based on the amount of senior securities permitted under a 200 percent coverage requirement. The second column/row should show the effect of an amount of senior securities permitted by a 150 percent coverage requirement.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 17 and 18 of the Definitive Proxy.

11.    Please disclose the risks represented by the Fund’s investments, as described in pages 19-21 of Item 1A. of the Fund’s most recent Form 10-K. For example, the value of the Fund’s investment in Avanti stock and debt has been substantially written down since its acquisition—most recently last December. The Fund’s investment income is primarily in the form of PIK interest. There appear to have been significant sales of the Fund’s shares by insiders of the MAST Corporation and the Mast Funds.

RESPONSE: In response to the Staff’s comment with respect to GECC’s investment in Avanti, GECC added the requested disclosure on page 28 of the Definitive Proxy.

Based upon Form 4 filings by MAST Capital Management, LLC (“MAST Capital”), there have been recent sales of shares of GECC common stock (“shares”) by accounts for which MAST Capital is the investment manager (“MAST Accounts”). Since January 1, 2018, 39,991 shares have been sold by MAST Accounts. Such disposed of shares represent 0.38% of GECC’s total issued and outstanding shares as of the date hereof.

U.S. Securities and Exchange Commission

Division of Investment Management

April 17, 2018

12.    Please revise the title of Proposal 3 to indicate that it will allow the Fund to double the amount of its borrowings, and include a description to that effect in the proposal.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 16 of the Definitive Proxy.

13.    Please provide a plain English explanation of current leverage limitations and leverage limitations that would be applicable if Proposal 3 is adopted.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 16–20 of the Definitive Proxy.

14.    Please disclose the amount of the Fund’s current assets and current borrowings as well as the additional amount of borrowings that would be permitted if Proposal 3 is adopted.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 19 of the Definitive Proxy.

15.    Please disclose any conflicts of interest associated with Proposal 3, including higher base management fees and additional incentive fees.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 19 of the Definitive Proxy.

16.    Please disclose why the board of directors of the Fund believes adopting Proposal 3 is in the best interests of the Fund and its stockholders.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on pages 18 and 19 of the Definitive Proxy.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Definitive Proxy, is responsive to the oral comments received from the Staff on April 13, 2018.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

U.S. Securities and Exchange Commission

Division of Investment Management

April 17, 2018

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day